
June 5, 2012

Via E-Mail
Ronald J. Kramer
Chief Executive Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, New York 10019

> **Re: Griffon Corporation**
> **Registration Statement on Form S-3**
> **Filed May 9, 2012**
> **File No. 333-181278**
> **Registration Statement on Form S-4**
> **Filed May 9, 2012**
> **File No. 333-181279**

Dear Mr. Kramer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please confirm to us that you will comply with Instruction H to Form S-4 to include in the prospectus by means of a post-effective amendment or prospectus supplement, as required, information about specific transactions and any particular company being acquired.

Item 21. Exhibits, page II-3

2. Please file the articles of incorporation and by-laws for each co-registrant and include such information in the exhibit index.

Form S-3 and Form S-4

General

3. Please note that at the time of effectiveness, the registration statements must be in compliance with the financial statement requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. Please advise us as to how you plan to comply with these requirements for the presentation of the financial statements of ATT Southern, Inc. If your intent is to rely upon Rule 3-10(g) of Regulation S-X, please tell us and explain to us the basis for your reliance.

4. Please confirm to us and disclose that all the guarantor subsidiaries are "100% owned" by you. See Rule 3-10(i)(8) of Regulation S-X. If this condition is not present, please advise us of the basis of your belief that the presentation of separate financial statements of each of your subsidiaries is not currently required. See Rule 3-10 of Regulation S-X.

Prospectus Cover Page

5. Please revise the Form S-3 prospectus cover page to identify the common stock and guarantees. Please revise the Form S-4 prospectus cover page to identify the guarantees. See Item 501(b)(2) of Regulation S-K.

6. The first paragraph states that you or one or more of your subsidiaries "may" unconditionally guarantee debt securities offered under the prospectus. Please be advised that if one or more guarantors do not fully and unconditionally guarantee the debt securities on a joint and several basis, then such guarantor subsidiaries will be required to provide full audited financial statements pursuant to Rule 3-10(a) of Regulation S-X. Please confirm your understanding in this regard.

Form S-3: Guarantees, page 14
Form S-4: Guarantees, page 16

7. We note that Section 16.5 of your Indenture agreement contains certain guarantee release provisions that differ from the guarantee release provisions disclosed in the Form S-3 and Form S-4. Please revise the guarantee release provisions of the Form S-3 and Form S-4 to conform to the guarantee release provisions in the Indenture agreement.

Legal Opinion, Exhibits 5.1

8. Please obtain and file a revised legality opinion that states, if true, in paragraphs four and five on page four that the depositary shares entitle their holders to the rights specified in the deposit agreement and that the rights will be legal, binding obligations of the company. See Staff Legal Bulletin No. 19, Section II.B.1.d and Section II.B.1.f dated October 14, 2011 which may be found on our website.

9. We note the limitations of counsel's opinion as expressed in items (iii), (iv) and (v) in the first full paragraph on page seven. It is not clear why these limitations would not already be covered by the qualification in item (i) regarding general principles of equity and the discretion of the court or other body before which any proceeding may be brought. Please remove these limitations or tell us supplementally why you believe they are necessary in view of this qualification. We may have further comments upon review of your response.

10. We note the disclosure that your counsel is not a member of the bar of the State of Delaware. Please either remove the qualification or retain local counsel who can provide an opinion under Delaware law. See Staff Legal Bulletin No. 19, Section II.B.3.b dated October 14, 2011 which may be found on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Chambre Malone, Staff Attorney at (202) 551-3262 with any questions.

Sincerely,

/s/ Chambre Malone, for

Pamela Long
Assistant Director

Cc: Via E-Mail
     Martin Nussbaum